EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

SHAREHOLDER MEETING RESULTS

On November 24, 2010, a special shareholder meeting (Meeting) for Ivy Funds Mortgage Securities was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal: To approve a Plan of Reorganization and Termination providing for the transfer all of the assets of Ivy Mortgage Securities Fund to, and assumption of all of the liabilities of Ivy Mortgage Securities Fund by, Ivy Bond Fund in exchange for shares of Ivy Bond Fund and the distribution of such shares to the shareholders of Ivy Mortgage Securities Fund in complete liquidation of Ivy Mortgage Securities Fund.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL

Ivy Mortgage Securities Fund	7,515,852.617	144,943.456	459,508.196	8,120,304.269